ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

PROFIT AND LOSS ACCOUNT

For the nine months ended 31 December 2007

	31 December 2007 $	31 December 2006 $
Income	16,628,078	35,682
Interest Received	2,876	35,682
Joint Venture Income	16,501,015	-
Profit on Disposal of Fixed Assets	124,187	-
Expenditure	5,300,744	1,111,521
Administrative Expenses	5,183,051	832,930
Professional fees	117,693	278,591
Profit (Loss) for the period	11,327,334	(1,075,839)
Dividends paid	4,189,510	-
Retained Income for the period	7,137,824	(1,075,839)
Retained Income (Accumulated Loss) at 1 April 2007	(3,403,550)	(1,764,250)
Retained Income (Accumulated Loss) at 31 December 2007	$ 3,734,274	$ (2,840,089)

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

BALANCE SHEET
at 31 December 2007

		31 December 2007	31 December 2006
		$	$
Fixed Assets			
Mining Resources		11,818,224	6,211,070
Investment Property		20,500	97,321
Tangible Movable Fixed Assets		-	113,194
Total Fixed Assets		11,838,724	6,421,585
Marketable Securities	**refer note below**	10,394,387	-
		22,233,111	6,421,585
Current Assets			
Cash at Bank		14,772	360,205
Receivables		167,944	120,890
Total Current Assets		182,716	481,095
Current Liabilities			
Accounts Payable		(564,607)	(167,674)
Total Fixed Assets less Current Liabilities		11,274,117	6,253,911
Creditors: amounts falling due after more than one year		-	(385,414)
Total Net Assets		$ 21,851,220	$ 6,349,592
Capital and Reserves			
Called up Share Capital		72,580	67,914
Share Premium Account		12,662,441	9,121,767
		12,735,021	9,189,681
Non Distributable Reserve Arising from Improvements to Mining Property		5,381,925	-
Profit and Loss account		3,734,274	(2,840,089)
Total Shareholders' Funds		$ 21,851,220	$ 6,349,592
Total number of shares issued		7,258,058	6,791,447

Notes

1) **Marketable Securities** have been accounted for at the price prevailing on 31 December 2007. Subsequent to this date, there has been a drop of approximately 25% to 30% in the price at which these securities have been traded. The Directors are of the opinion that these are temporary fluctuations due to the volatility of the current market, and for this reason, no adjustment has been made in this report.

2) Comparative figures relating to the capitalisation of mining lease payments and exploration expenditure have been adjusted to effect a more meaningful comparison.

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

FUNDS FLOW STATEMENT
For the nine months ended 31 December 2007

	31 December 2007	31 December 2006
	$	$
Opening Bank Balance	164,636	-
Closing Bank Balance	14,772	360,205
Increase (Decrease) in Bank Balance for the period	$ (149,864)	$ 360,205
Made up as follows:		
Sources of Funds		
Net Profit (Loss) Per Accounts	11,327,334	(1,075,839)
Reverse Items not affecting the flow of funds		
Shares issued for services	3,545,340	-
Depreciation	13,942	-
Profit on disposal of fixed assets	(124,187)	-
Adjusted Net Profit (Loss)	14,762,429	(1,075,839)
Dividends	4,189,510	-
Retained Profit (Accumulated Loss) representing a source of funds	10,572,919	(1,075,839)
Proceeds of sale of fixed assets	267,000	-
Shares Issued for Cash	-	3,683,711
Total Source of Funds	$ 10,839,919	$ 2,607,872
Application of Funds		
Increase in Fixed Assets		
Mining Leases Paid	15,010	20,157
Mining Exploration Capitalised	102,440	1,415,237
Investment Property	-	97,321
Tangible Movable Fixed Assets	-	113,194
Increase in Securities Held	10,394,387	-
Increase in Accounts Receivable	119,349	120,890
Decrease in Accounts Payable	358,597	480,868
Total Application of Funds	$ 10,989,783	$ 2,247,667
Total Source of Funds	10,839,919	2,607,872
Total Application of Funds	10,989,783	2,247,667
Increase (Decrease) in Bank Balance as above	$ (149,864)	$ 360,205

END